

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

December 2, 2008

via U.S. mail and facsimile

Richard H. Fleming, CFO
USG Corporation
550 W. Adams Street
Chicago, Illinois 60661-3676

      RE: **USG Corporation**
               Form 10-K for the Fiscal Year Ended December 31, 2007
               Filed February 15, 2008
               Forms 10-Q for the Fiscal Quarters Ended March 31, 2008,
               June 30, 2008 and September 30, 2008
               File No. 1-8864

Dear Mr. Fleming:

      We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

Consolidated Results of Operations, page 17

1. In future filings, please quantify the extent to which increases/decreases in volume, prices and/or the introduction of new products attributed to the increase or decrease in net sales and gross profit. Refer to Item 303(A)(3)(iii) of Regulation S-X. In addition, quantify the impact of other factors you identify that contributed to fluctuations, as appropriate. For example, you attribute the decline in gross profit to higher costs for wastepaper, other raw materials and natural gas in addition to the decline in volume and selling prices.

2. We note that you have implemented a number of restructuring activities during fiscal year 2007 and have continued to do so during fiscal year 2008. As these costs are material to your operating results, please provide all of the disclosures required by SAB Topic 5:P.4. Specifically, please disclose the following, as applicable, for each restructuring plan:
   - The expected effects on future earnings and cash flows resulting from the exit plan including quantification of the dollar amounts and the period the effects are expected to be realized. Subsequently, disclose whether you have realized the anticipated savings.
   - The periods in which material cash outlays are anticipated to be made and the expected source of funding the plan.

3. We note that the downturns in the housing and construction industries have had a material adverse impact to your operating results. However, you have not provided disclosures regarding the impact and/or potential impact these adverse conditions have had and/or may have on your assets, including inventories; property, plant and equipment; goodwill; and other intangible assets. Item 303 of Regulation S-K requires MD&A disclosure of material uncertainties unless management has concluded that the uncertainty is not reasonably likely to materially impact future operating results. Potential asset write-offs are, inherently, uncertainties over the recoverability of recorded assets and require disclosure prior to the period of the impairment charge. See the guidance in Sections 501.02 and 501.12.b.3 of the Financial Reporting Codification, as well as in SAB 5:P.4. Also, Section 216 of the Financial Reporting Codification states that "registrants have an obligation to forewarn public investors of the deteriorating conditions which, unless reversed, may result in a subsequent write-off. This includes an obligation to provide information regarding the magnitude of exposure to loss." Please tell us why you have not included such disclosure in MD&A. Given the significant decline in your operating

results, it would appear as though you should be explaining to investors how you determined that your tangible and intangible assets are realizable and that you do not foresee recognizing a material write-down or impairment charge in the future. Otherwise, please provide us with the disclosure you intend to include in future filings.

Core Business Results of Operations, page 20

4. We note your disclosure that industry shipments of gypsum wallboard in 2007 were down 15% from 2006. We further note that your shipments of gypsum wallboard were down 17% in 2007 from 2006. In future filings, please include a discussion as to why your shipments fell below industry averages. In this regard, it is unclear whether your decline in volume is also related to a loss of market share in addition to the negative impact the housing and construction industries are having on your operating results.

5. In future filings, please include a more comprehensive discussion of the factors impacting Worldwide Ceiling's operating results. For example, we note that Worldwide Ceiling has recognized an increase in volume and selling prices during fiscal year 2007 and the nine-months ended September 30, 2008 without an explanation as to why. Such disclosure would be useful to investors in also evaluating the realizability of Worldwide Ceiling's assets.

Liquidity and Capital Resources, page 23

6. We note that receivables, net and inventory are 34.4% and 30.1%, respectively, of total current assets as of December 31, 2007. As such, please consider including an analysis of days sales outstanding for your receivables, net and inventory turnover rates for each period presented along with an explanation of any material variances. Such disclosure would provide investors with a better understanding of the collectibility of your receivables, net and the realizability of your inventories. Refer to instruction 5 to Item 303(A) of Regulation S-K and Section 501.13 of the Financial Reporting Codification for guidance.

Realization of Deferred Tax Asset, page 25

7. We note that pre-tax income significantly declined during fiscal year 2007 from fiscal year 2006 pre-tax income and from fiscal year 2005 pre-tax income excluding the asbestos accrual. We further note that you have recognized a pre-tax loss of $205 million for the nine-months ended September 30, 2008. In future filings, please revise your disclosure here or in critical accounting policies to provide a more detailed explanation as to how you determined it is more likely than not that you will realize total deferred tax assets. In this regard, address each of the following points:

- Disclose the amount of pre-tax income that you need to generate to realize the deferred tax assets.
- Include an explanation of the anticipated future trends included in your projections of future taxable income. Confirm to us that the anticipated future trends included in your assessment of the realizability of your deferred tax assets are the same anticipated future trends used in estimating the fair value of your reporting units for purposes of testing goodwill for impairment and any other assessment of your tangible and intangible assets for impairment.
- Disclose that the deferred tax liabilities you are relying on in your assessment of the realizability of your deferred tax assets will reverse in the same period and jurisdiction and are of the same character as the temporary differences giving rise to the deferred tax assets.
- Provide a detailed explanation of the changes in judgment regarding your Worldwide Ceilings and Canadian businesses, including quantification of previous and current estimates, that resulted in a decrease in your valuation allowance by $10 million.

Please provide us with the disclosures you intend to include in future filings. Refer to paragraphs 20-26 of SFAS 109 and Section 501.14 of the Financial Reporting Codification for guidance.

Critical Accounting Policies, page 26

Impairment of Goodwill, Other Intangible Assets and Property, Plant and Equipment, page 26

8. We note that while goodwill may not be a significant asset, any impairment recognized could be material to your operating results. In this regard, we note that you anticipate your operating results will continue to be impacted by the downturn in the housing and construction industries. Considering this, we ask that you please revise your goodwill disclosures in future filings to address the following points, especially for reporting units whose carrying value is close to the estimated fair value:

- Define the reporting unit level at which you test goodwill for impairment, including the number of reporting units with goodwill as of the most recent balance sheet date.
- Disclose the valuation approach(es) used to estimate the fair value of each of your reporting units (e.g., income approach, market approach or cost approach).
  - Describe each of the methodologies used for each approach (e.g., discounted cash flow, comparable business method, comparable transaction method, etc.), including sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in estimating the fair value of its reporting units.

- o If more than one approach and/or methodology is used, disclose how you weight each of the methods, including how you determined the weights for each method. Given that the weight assigned to each method is a subjective estimate, please include a sensitivity analysis to address the amount the fair value would have changed by had you weighted the fair value methods differently.
- For each methodology, provide a qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions for each period presented. For example, such assumptions should include for a discounted cash flow method the discount rate used, the revenue growth rates, the operating profit margins, and the terminal rate, at a minimum; and for a comparable business method the sales and/or EBITDA multiple used. Such disclosure may need to be provided for each reporting unit in which the estimated fair value of the reporting unit is not material different from the carrying value or for which the sensitivity analysis demonstrates an impairment could have been recognized for the reporting unit to provide useful information to investors. Please note that you should also provide an explanation for material changes in the material assumptions used for a reporting unit, as well.
- Disclose those reporting units whose carrying value is close to the estimated fair value, including the amount of goodwill for the reporting unit, the carrying value of the reporting unit and the fair value of the reporting unit for each period presented.

Please provide us with the disclosure you intend to include in future filings. Refer to Section 501.14 of the Financial Reporting Codification and paragraphs 19-25 and 30-31 of SFAS 142 for guidance.

9. Please provide us with a list of each of your reporting units by segment including (a) the carrying value of the reporting unit, (b) the fair value of the reporting unit, and (c) the amount of goodwill for the reporting unit as of December 31, 2007. If there are any reporting units with fair values that do not materially exceed the carrying value, please provide us with a table that details the fair values estimated by each approach/methodology used, if more than one method is used, and for each period presented including the test performed during fiscal year 2008. The table should also include the material assumptions included in each method used for each period presented. Refer to the comment above for guidance.

10. In future filings, please revise your disclosure for your other intangible assets with indefinite useful lives to quantify the material assumptions included in the income approach used to estimate the fair value of trade names for each period presented. Please also include a sensitivity analysis for the most recent period's assumptions. If the estimated fair value of your trade names is not material different from the carrying value, please disclose as such.

11. In future filings, please revise your disclosure for property, plant and equipment to provide a more detailed discussion as to whether a material amount of these assets have required testing during any of the periods presented; whether a material amount of these assets are considered impaired, as the undiscounted cash flows were less than the carrying value; and whether a material amount of these assets have undiscounted cash flows that are not materially different from the carrying value, including quantification of such amounts. Your disclosure should clearly communicate to investors the amount of your property, plant and equipment that is at-risk for impairment, as this is your largest asset. In this regard, we note that during fiscal year 2007 you have shutdown several manufacturing plants with an impairment charge of $6 million. We further note that you have continued to shutdown manufacturing plants and close distribution locations during fiscal year 2008 in addition to a significant number of workforce reductions without any impairment charges recognized. Finally, we note that the majority of your assets are associated with your North American Gypsum segment, which has been significantly impacted by the significant decline in the housing and construction markets. Please provide us with the disclosure you intend to include in future filings.

10. Debt, page 43

12. We note that you amended your credit facility in February 2008 to adjust the terms of your financial covenants. However, you did not disclose this point in your financial statements. In future filings, please disclose the purpose for this amendment and future amendments to your debt agreements. Please also disclose the material changes resulting from the amendment.

11. Derivative Instruments, page 45

13. In future annual and interim filings, please include the disclosures required by paragraph 45.b. of SFAS 133 for each of your derivative instruments that have been designated as cash flow hedges. Also, if you have designated any of your foreign exchange derivative instruments as hedges of the net investment in a foreign operation, as indicated in your significant accounting policy footnote, please include the disclosures required by paragraph 45.c. of SFAS 133 for each reporting period. Please provide us with the disclosure you intend to include in future filings.

Form 10-Q for the Fiscal Quarter Ended September 30, 2008

8. Goodwill and Other Intangible Assets, page 12

14. We note that the majority of your goodwill is associated with your Building Products
    Distribution segment ($214 million as of September 30, 2008). We note the
    following regarding your Building Products Distribution segment and your business
    as a whole:
    - The operating results of this segment, along with the North American Gypsum
      segment, are significantly dependent on the housing and construction markets,
      which have significantly decline during the past two years.
    - The Building Products Distribution segment operating margins have significantly
      declined:
      o Nine-months ended September 30, 2008 – 0.6%
      o Nine-months ended September 30, 2007 – 5.2%
      o Fiscal year 2007 – 5.1%
      o Fiscal year 2006 – 8.2%
      o Fiscal year 2005 – 7.3%
    - You have begun to close distribution centers (19 centers, net in the nine-months
      ended September 30, 2008 with an additional 31 centers during the fourth quarter
      of 2008) in response to the significant decline in the volume and pricing of the
      products sold by your Building Products Distribution segment.
    - Your share price has significantly declined since the beginning of fiscal year
      2007.
      o As of December 31, 2007, your share price declined approximately 30% from
        the May 31, 2007 goodwill impairment testing date.
      o From May 31, 2007 to May 31, 2008, your share price declined 33.7%.
      o Since December 31, 2007 and May 31, 2008, your share price has continued
        to decline from a close price of $35.79 and $34.05, respectively, to $25.60 as
        of September 30, 2008, or a decline of 28.5% and 24.8%, respectively.
    - Subsequent to September 30, 2008, your share price has continued to decline to
      the point your market capitalization is now significantly below your September
      30, 2008 total stockholders' equity balance. In this regard, we also note that you
      have not filed an Item 2.06, Form 8-K to date.
    Based on the above, please help us to understand how you determined that no
    goodwill or other asset impairments existed as of September 30, 2008. At a
    minimum, your disclosures within MD&A should bridge the gap for investors
    between the indicators that goodwill and your other intangible and tangible assets
    may be impaired and your assessment that either no impairments were required to be
    recognized during the nine-months ended September 30, 2008 based on the results of
    your testing and/or that no impairment testing was required in accordance with SFAS
    142 (goodwill and indefinite lived intangible assets) and SFAS 144 (definite lived
    intangible assets and fixed assets).

10. Derivative Instruments, page 14

15. In future filings, please include the disclosures required by Part I, Item 3 of Form 10-Q. Please ensure such disclosure clearly explains your exposure if there is a material change in commodity prices or foreign exchange rates quantitatively and qualitatively for each type of derivative contract. If you believe the risk of loss in future periods for each type of derivative instrument is immaterial, please state as such. Refer to Item 305 of Regulation S-K for guidance. Please provide us with the disclosure you intend to include in future filings.

16. We note that you posted $20 million of collateral as of September 30, 2008 related to your financial instruments. In future filings, please address each of the following:
    - Explain why you are including the collateral posted in receivables (e.g.., the collateral posted is $20 million of your receivables).
    - Explain why you were required to post $20 million in collateral, including the specific financial instruments for which you were required to post collateral.
    Please provide us with the disclosure you intend to include in future filings.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

Liquidity and Capital Resources, page 33

17. In future filings, please provide a more robust discussion of your liquidity position to fully explain how you determined cash on hand, cash available from future operations and other sources of funding will provide sufficient liquidity to fund your operations. In this regard, we note your disclosure on page 8 of your 2007 Form 10-K that you require a significant amount of liquidity to service your debt and fund operations, capital expenditures, research and development efforts, acquisitions and other corporate expenses. We further note that you have recognized negative cash flows for the nine-months ended September 30, 2008. Finally, we note that you are relying on your credit facility and other debt issuances for your current liquidity needs. As such, please provide detailed disclosures about the significant changes in each source of cash inflows from period to period and the impact of these changes on your liquidity and capital resources as well as how you determined that these sources will still be sufficient to meet your current and long-term liquidity needs. This disclosure should include quantification of each source. In this regard, we note that you had cash and cash equivalents of $159 million as of September 30, 2008, of which only $59 million is available for future use without violating one of the financial covenants for your credit facilities. Further, given the current economic environment and the credit crisis, you should further comment on the availability of the funds under your credit facility and whether you have had any issues with obtaining additional funds

from the lenders. You should also continue to discuss the impact of any of these changes, if any, on your business, results of operations and financial condition. Please disclose if you expect any alternative sources of funding to be available in the future. Please quantify your anticipated outflows of cash over the next twelve months. If there are any material variations in timing of cash inflows versus cash outflows, also include a discussion of how you intend to address these variations in timing.

18. We note your statement that if current construction and financial market conditions persist and your additional measures do not reduce your costs, you may not be able to meet your financial covenants as soon as the fourth quarter of fiscal year 2008 without modifications to the credit agreement or new financing arrangements. As such, please include a tabular presentation of your actual ratios and other actual amounts versus the minimum/maximum ratios/amounts permitted under your financial covenants for your credit facility either in MD&A or in the footnotes to your consolidated financial statements in future filings. Such presentation will allow an investor to easily understand your current status in meeting your financial covenants. Such disclosure should only be excluded if you believe that the likelihood of default is remote. Refer to Section 501.03 of the Financial Reporting Codification for guidance. Please tell us and also disclose in future filings the amount available under the credit facility to borrow without violating any of your existing financial covenants.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief